UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Allegations against Deutsche Telekom - René Obermann announces full investigation

May 24, 2008

According to recent findings, there were cases of misuse of call records at Deutsche Telekom in 2005 and, according to latest allegations, also in 2006. The allegations made against the company do not relate to any unlawful use of the content of calls – in other words they do not concern the tapping of calls. Call records are details of the time, duration and participants of calls. “I am shaken to the core by these allegations. We take the situation most seriously. We have called in the public prosecutor’s office and will support them in their full investigation of these allegations,” said René Obermann. At the request of the Board of Management and the Supervisory Board, a respected Cologne law firm has also been tasked with performing a complete and independent investigation of the incidents.

Chairman of the Board of Management of Deutsche Telekom René Obermann has called in the public prosecutor’s office to enable a rapid criminal investigation of the situation, too. The company filed charges on May 14. The Chairman of the Supervisory Board and the General Committee expressed their unambiguous support for this step.

The company investigated an individual case in the summer of 2007 having received tip-offs from within the company and was able to resolve the incident. The findings of that internal investigation led to far-reaching staffing and organizational changes in the Group Security department in 2007. The department was completely restructured and equipped with new control mechanisms, both in terms of staffing and organizationally. “In view of the weaknesses identified and the acute sensitivity of this department for our company, we have engaged the support of an expert of many years’ experience from the department of the Federal Ministry of the Interior responsible for the police: retired Ministerialdirektor (Permanent Secretary) Reinhard Rupprecht was appointed General Security Commissioner for the Board of Management before the end of 2007,” explained Obermann.

On April 28, 2008 the Board of Management received information concerning new, broader and even more serious allegations in a letter from an external party who had apparently been involved in the incidents and who had been commissioned by a member of the Group Security department.

René Obermann responded to the allegations, saying: “By taking this approach we want to ensure the greatest possible level of transparency and allow criminal prosecutors to bring those responsible to justice. In addition, we, the Board of Management together with the General Committee of the Supervisory Board, have tasked an experienced and respected law firm with performing a full investigation of all alleged cases of misuse.”

In view of the ongoing criminal investigation, the company is not currently able to comment on any further details.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Executive Vice President Chief Accounting Officer

Date: May 27, 2008